Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2008		2007		2006
Earnings:
Earnings before income taxes	$227.0		$80.1		$69.8
Less: capitalized interest	(0.7)		(0.4)		(0.5)
Plus: fixed charges	46.4		60.5		58.9
	$272.7		$140.2		$128.2

Fixed Charges:
Interest charges	$41.6		$54.6		$53.7
Capitalized interest	0.7		0.4		0.5
Plus interest factor in operating rent expense	4.1		5.5		4.7
	$46.4		$60.5		$58.9

Ratio of earning to fixed charges	5.88	x	2.32	x	2.18	x